BB 1-24-02



02005653



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 48582

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Martin Currie Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 Forest Avenue
(No. and Street)

Old Greenwich	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven N. Johnson (203)698-9031
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

1111 Summer Street	Stamford	CT	06905
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 25 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven N. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martin Currie Investor Services, Inc., as of 30 September, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROSEMARY A. CLANCY
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2006

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements and Supplemental Schedules

Martin Currie Investor Services, Inc.

SEC No. 8-48582

September 30, 2001



JAN 1 6 2002

Financial Statements
and Supplemental Schedules

Martin Currie Investor Services, Inc.
SEC No. 8-48582

September 30, 2001
with Report of Independent Auditors
and Supplemental Report on
Internal Control Structure

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Martin Currie Investor Services, Inc.

Financial Statements
and Supplemental Schedules

September 30, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com



Report of Independent Auditors

Board of Directors
Martin Currie Investor Services, Inc.

We have audited the accompanying statement of financial condition of Martin Currie Investor Services, Inc. as of September 30, 2001 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Currie Investor Services, Inc. at September 30, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rules 15c3-1, 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

October 4, 2001

Martin Currie Investor Services, Inc.

Statement of Financial Condition

September 30, 2001

Assets	
Current assets:	
Cash	$321,677
Other assets	20,100
Total assets	$341,777
Liabilities and shareholder's equity	
Liabilities:	
Accrued expenses	$ 10,500
Income taxes payable	3,173
Due to affiliates	1,973
Total liabilities	15,646
Shareholder's equity:	
Common Stock $.01 par value, 3,000 shares authorized, 1,000 shares issued and outstanding	10
Paid in capital	44,990
Retained earnings	281,131
Total shareholder's equity	326,131
Total liabilities and shareholder's equity	$341,777

See accompanying notes.

Martin Currie Investor Services, Inc.

Statement of Operations

For the Year Ended September 30, 2001

Income:	
Marketing revenue	$240,691
Interest income	12,912
	253,603
Expenses:	
Commission fees	76,018
Professional fees	10,500
Regulatory fees	2,194
Other fees	1,564
	90,276
Income before income taxes	163,327
Provision for income taxes	51,866
Net income	$111,461

See accompanying notes.

Martin Currie Investor Services, Inc.

Statement of Changes in Shareholder's Equity

For the Year Ended September 30, 2001

	Common Stock	Paid in Capital	Retained Earnings	Total Shareholder's Equity
Shareholder's equity, beginning of the year	$10	$44,990	$169,670	$214,670
Net income			111,461	111,461
Shareholder's equity, end of the year	$10	$44,990	$281,131	$326,131

See accompanying notes.

Martin Currie Investor Services, Inc.

Statement of Cash Flows

For the Year Ended September 30, 2001

Operating activities	
Net income	$111,461
Adjustments to reconcile net income to cash provided by operating activities:	
Decrease in due from affiliate	44,355
Increase in accrued expenses	1,500
Decrease in income taxes payable	(37,946)
Increase in due to affiliate	1,973
Net cash provided by operating activities	121,343
Investing activities	
Purchase of NASD warrants	(16,800)
Net cash used in investing activities	(16,800)
Net increase in cash	104,543
Cash at beginning of year	217,134
Cash at end of year	$321,677

See accompanying notes.

Martin Currie Investor Services, Inc.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Organization

Martin Currie Investor Services, Inc. (the "Company") was incorporated in the State of Delaware on August 31, 1995 and became a registered broker-dealer in securities on April 24, 1996 (commencement of operations). The Company was organized as a wholly owned subsidiary of Martin Currie Limited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The provision for income taxes includes federal and state taxes currently payable. At September 30, 2001, there are no deferred taxes from temporary differences between the financial statement and tax basis of assets and liabilities. During fiscal 2001, the Company paid federal and state income taxes of approximately $61,069 and $28,744, respectively.

2. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its ratio of aggregate indebtedness to net capital exceeds 12 to 1 and it may be prohibited from expanding its business if its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At September 30, 2001, the Company was required to maintain net capital of $5,000; net capital at September 30, 2001 was $306,031.

3. Related Party Transactions

Martin Currie, Inc. ("Inc."), a wholly owned subsidiary of the Company's parent, has incurred and agreed to pay certain fees and overhead costs of the Company. For the year ended September 30, 2001, Inc. has incurred approximately $1,338 of such identifiable costs.

The Company and Inc. have entered into a marketing agreement whereby the Company will receive 17.5% of the management fee received by Inc. from new clients introduced to Inc.'s Business Trusts by the Company. A significant portion of such fee is remitted back to Inc. as commission fees for the reimbursement of bonuses paid to the Company's President by Inc. For the year ended September 30, 2001, $240,691 of marketing revenues have been earned and commission fees of $76,018 have been expensed.

Supplemental Schedules

Martin Currie Investor Services, Inc.

Computation of Net Capital for Brokers and Dealers

Pursuant to Rule 15c3-1 as of September 30, 2001

Computation of net capital

Total shareholder's equity from statement of financial condition	$326,131
Deductions:	
Non-allowable assets:	
NASD warrants	20,100
Net capital	$306,031

Aggregate indebtedness

Total liabilities from statement of financial condition	$ 15,646

Computation of basis net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,043
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000
Excess net capital	$301,031
Ratio of aggregate indebtedness to net capital	.051 to 1

There are no material differences between amounts shown above and amounts shown on the Company's unaudited focus report as of September 30, 2001; therefore no reconciliation is required.

Martin Currie Investor Services, Inc.

Computation for Determination of Reserve Requirements for Brokers

and Dealers Pursuant to Rule 15c3-3 as of September 30, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Martin Currie Investor Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Martin Currie Investor Services, Inc. (the "Company") for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the condition noted herein, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

October 4, 2001